Mail Stop 3561
                                                           May 31, 2018


Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp
215 Gordon's Corner Road, Suite 1a
Manalapan NY 07726

       Re:    Sun Pacific Holding Corp
              Form 10-K for Fiscal Year Ended December 31, 2017
              Filed April 2, 2018
              File No. 000-51935

Dear Mr. Campanella:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Report of the Independent Registered Public Accounting Firm, page F-2

1. We note that audit report states that the independent registered public accounting firm has audited Sun Pacific Power Corporation. We note from page 4 that Sun Pacific Power
   Corporation is a subsidiary of Sun Pacific Holding Corp and that you have five subsidiaries.
   Please amend your filing to provide an audit report and audited financial statements for Sun
   Pacific Holding Corp, which is your reporting company.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nicholas Campanella
Sun Pacific Holding Corp
May 31, 2018
Page 2

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                                        Sincerely,

                                                        /s/ Lyn Shenk

                                                        Lyn Shenk
                                                        Branch Chief
                                                        Office of
Transportation and Leisure